Exhibit 99.1

100 University Avenue, 9th floor
Date: April 4, 2012	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MI DEVELOPMENTS INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	09/05/2012
Record Date for Voting (if applicable) :	09/05/2012
Beneficial Ownership Determination Date :	09/05/2012
Meeting Date :	13/06/2012
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	55304X104	CA55304X1042

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MI DEVELOPMENTS INC.